Exhibit 99.1

REGULATED INFORMATION May 12, 2023, 7:00am CET / 1:00am ET NYXOAH SA (Euronext Brussels: NYXH) Rue Edouard Belin 12, 1435 Mont-Saint-Guibert, Belgium (hereinafter the “Company”) Invitation to attend the annual shareholders’ meeting of the Company to be held on June 14, 2023 The board of directors of the Company is pleased to invite its securities holders to attend the annual shareholders' meeting of the Company, to be held on Wednesday, June 14, 2023 at 2:00 p.m. CET at the Company's seat, or at such other place as will be indicated prior to such time. The Company will also set up a video conference to allow holders of securities of the Company who have duly registered for the annual shareholders’ meeting to follow the meeting remotely and ask questions, as the case may be in writing, during the meeting. The modalities to attend the meeting via video conference will be communicated to the relevant securities holders in due time. The video conference will not qualify as an electronic communication tool to attend and vote at the shareholders' meeting as referred to in Article 7:137 of the Belgian Code of Companies and Associations, but will be an extra facility for securities holders to follow the shareholders' meeting. Holders of securities wishing to attend the meeting via video conference and also validly vote on the items on the agenda, are invited to exercise their voting rights prior to the shareholders’ meeting by following the rules set out in this convening notice, either by voting remotely by mail, or by giving a proxy to a representative of the Company. In order to facilitate the keeping of the attendance list on the day of the annual shareholders' meeting, the holders of securities issued by the Company and their representatives are invited to register as from 1:30 p.m. CET. AGENDA OF THE ANNUAL SHAREHOLDERS’ MEETING 1. Acknowledgement and discussion of: a. the statutory annual accounts for the financial year ended on December 31, 2022; b. the consolidated financial statements for the financial year ended on December 31, 2022; c. the annual report of the board of directors on the statutory annual accounts for the financial year ended on December 31, 2022;

- 2 - d. the annual report of the board of directors on the consolidated financial statements for the financial year ended on December 31, 2022; e. the statutory auditor's report on the statutory annual accounts for the financial year ended on December 31, 2022; and f. the statutory auditor's report on the consolidated financial statements for the financial year ended on December 31, 2022. 2. Approval of the statutory annual accounts for the financial year ended on December 31, 2022 and the proposed allocation of the result Proposed decision: The shareholders’ meeting decides to approve the annual accounts for the financial year ended on December 31, 2022 and the allocation of the result as proposed by the board of directors. 3. Discharge of directors Proposed decision: The shareholders’ meeting decides to grant discharge to each of the directors who was in office during the financial year ended on December 31, 2022 (including Mr. Donald Deyo, Mr. Jan Janssen and Mr. Raymond Cohen who resigned as directors in 2022) for the performance of their mandate during that financial year. 4. Discharge of the statutory auditor Proposed decision: The shareholders’ meeting decides to grant discharge to the statutory auditor who was in office during the financial year ended on December 31, 2022 for the performance of his mandate during that financial year. 5. Acknowledgement and approval of the remuneration report Proposed decision: The shareholders’ meeting decides to approve the remuneration report. 6. Acknowledgement and approval of the amended remuneration policy Upon the recommendation of the remuneration committee, the board of directors proposes to amend the remuneration policy of the Company to include in the remuneration policy the justification for deviating from provision 7.12 of the 2020 Belgian Code on Corporate Governance (the “2020 Code”) which requires the board to include, in the contracts with the CEO and other members of executive management, provisions that would enable the Company to recover variable remuneration paid, or withhold the payment of variable remuneration, and specify the circumstances in which it would be appropriate to do so, insofar as enforceable by law. The board of directors believes that this provision of the 2020 Code is not appropriate and adapted to take into account the realities of companies in the life sciences industry that are still in a development phase nor considers that it is necessary to apply claw-back provisions as

- 3 - (i) the pay-out of the short-term variable remuneration, based on the achievement of one or more individual objectives and one or more Company objectives as set by the board of directors, is paid only upon achievement of those objectives, and (ii) the Company does not apply any other performance-based remuneration or variable compensation. Furthermore, the ESOP warrant plans set up by the Company contain bad leaver provisions that can result in the unexercised share options, whether vested or not, automatically and immediately becoming null and void if the agreement or other relationship between the holder and the (relevant subsidiary of the) Company is terminated for “cause”. Notwithstanding the Company’s position that warrants are not to be qualified as variable remuneration (when not depending on performance criteria), the board of directors is of the opinion that such bad leaver provisions sufficiently protect the Company’s interests and that it is therefore currently not necessary to provide for additional contractual provisions that give the Company a contractual right to reclaim any (variable) remuneration from the members of the executive management. For those reasons, there are no contractual provisions in place between the Company and the members of the executive management that give the Company a contractual right to reclaim from said executives any variable remuneration that would be awarded. Proposed decision: The shareholders’ meeting decides to approve the amended remuneration policy. 7. Appointment of director On January 8, 2023, the board of directors decided to appoint Wildman Ventures LLC (permanently represented by Mr. Daniel Wildman) on a provisional basis (“cooptation”) as a director in order to replace Mr. Raymond Cohen in accordance with Article 7:88 of the CCA and article 13 of the Company's articles of association. Based on the information made available by Mr. Daniel Wildman, it was determined that both Wildman Ventures LLC and Mr. Daniel Wildman satisfy the applicable requirements for Wildman Ventures LLC (permanently represented by Mr. Daniel Wildman) to be appointed as an independent director in accordance with Article 7:87 of the CCA and provision 3.5 of the 2020 Belgian Corporate Governance Code. Mr. Daniel Wildman also explicitly declared that neither he nor Wildman Ventures LLC has any connections with the Company or an important shareholder, which would interfere with their independence. The board of directors recommends that the appointment of Wildman Ventures LLC (permanently represented by Mr. Daniel Wildman) as independent director be confirmed and that Wildman Ventures LLC (permanently represented by Mr. Daniel Wildman) completes Mr. Raymond Cohen’s term of office ending at the annual shareholders' meeting to be held in 2024. Proposed decision: The shareholders' meeting decides to confirm the appointment of Wildman Ventures LLC, with address at 12520 Sunnydale Drive, Wellington, FL 33414, USA, and permanently represented by Mr. Daniel Wildman, as an independent director of the Company within the meaning of Article 7:87 of the CCA and provision 3.5 of the

- 4 - 2020 Belgian Corporate Governance Code, completing Mr. Raymond Cohen’s term of office ending at the annual shareholders' meeting to be held in 2024. The mandate of Wildman Ventures LLC (permanently represented by Mr. Daniel Wildman) is remunerated as provided for the non-executive (independent) members of the board of directors in the Company’s remuneration policy as adopted by the shareholders’ meeting and as decided by the annual shareholders’ meeting of June 8, 2022. ADMISSION FORMALITIES AND PARTICIPATION IN THE SHAREHOLDERS’ MEETING In order to attend the shareholders’ meeting on June 14, 2023, the holders of shares and subscription rights are requested to comply with articles 26 and 27 of the Company’s articles of association and the following formalities. The holders of subscription rights issued by the Company can, in accordance with Article 7:135 of the Belgian Code of Companies and Associations, only attend the shareholders’ meeting with a consultative vote. In order to be able to participate in the annual shareholders' meeting, a holder of securities issued by the Company must satisfy two conditions: (a) be registered as holder of such securities on the registration date and (b) notify the Company, as described below. Registration date The registration date is May 31, 2023 at midnight (Belgian time). Only persons registered as securities holders on that date and time will be entitled to attend and (if they are shareholders) vote at the meeting. The number of securities held by the securities holder on the day of the meeting will not be taken into account. − Holders of registered shares or subscription rights must be registered in the Company's share register or subscription rights register, as the case may be, by midnight (Belgian time) on May 31, 2023. − Holders of dematerialised shares must deliver, or have delivered, to the Company, at the latest on June 8, 2023 at midnight (Belgian time), a certificate issued by the authorised account holder or by the settlement institution certifying the number of dematerialised shares registered in the name of the shareholder in its accounts on the registration date, for which the shareholder has declared his intention to participate in the meeting. This certificate must be sent to the Company by e-mail to shareholders@nyxoah.com. Intention to participate in the meeting The securities holders must inform the board of directors of the Company by e-mail to shareholders@nyxoah.com, no later than June 8, 2023, of their intention to participate in the meeting,

- 5 - indicate the number of securities for which they intend to vote, and, for holders of dematerialized shares, present proof of their registration as a shareholder on the registration date. In order to attend the meeting, securities holders and proxy holders must prove their identity and representatives of legal entities must submit documents establishing their identity and their power of representation, at the latest immediately before the start of the meeting. Voting by proxy or by mail Shareholders can exercise their voting rights prior to the meeting either (i) by voting by mail or (ii) by giving a proxy to a representative of the Company. If shareholders vote by proxy, the proxy holder will be a representative of the Company. This proxy holder may only exercise the voting right in accordance with the voting instructions contained in the proxy. The proxy voting form and the form for voting by mail approved by the Company must be used for this purpose. These forms can be downloaded from the Company’s website (https://investors.nyxoah.com/shareholder-information > Shareholders' Meetings). If shareholders vote by proxy or by mail, they must, in addition to the above formalities, send by e-mail to shareholders@nyxoah.com a duly completed and signed proxy voting form or form for voting by mail. These documents must reach the Company no later than June 8, 2023. Note that the proxy voting forms and the forms for voting by mail may be signed by using an electronic signature as provided for in Article 7:143 § 2 of the Belgian Code of Companies and Associations. Participation in the virtual shareholders’ meeting Securities holders wishing to participate remotely, virtually and in real time, to the Company's annual shareholders’ meeting are required to confirm their participation and communicate their e-mail address to the Company by June 8, 2023 at the latest by e-mail to shareholders@nyxoah.com. A few days before the shareholders’ meeting, securities holders who have completed this formality will receive by e-mail (at the address they will have communicated to the Company) a link, and as the case may be a user name and a password, enabling them to follow and participate in the shareholders’ meeting via their computer, tablet or smartphone. Just before the start of the shareholders’ meeting, the securities holders will have to click on the link that will have been previously communicated to them by e-mail, and as the case may be enter their user name and password, in order to join the virtual shareholders’ meeting. Securities holders attending the virtual shareholders’ meeting will have the opportunity to view the live broadcast of the meeting in real time and to ask questions to the directors, as the case may be in writing, during the meeting regarding the items on the agenda.

- 6 - New agenda items, proposed decisions and right to ask questions Shareholders holding at least 3% of the capital who wish to request the inclusion of new items on the agenda or to submit proposals for decision must, in addition to the above formalities, establish on the date of their request proof of ownership of the required participation in the capital and send the text of the agenda items and the proposed decisions by e-mail to shareholders@nyxoah.com, no later than May 23, 2023. The request must also mention the e-mail address to which the Company will send the confirmation of receipt of the request. The case being, the revised agenda will be published no later than May 30, 2023. Shareholders who wish to do so may send any questions they may have to the Company, relating solely to the agenda of the annual shareholders’ meeting, by e-mail to shareholders@nyxoah.com, no later than June 8, 2023. The answers to these questions will be provided during the annual shareholders’ meeting in accordance with applicable law. Documentation All documents concerning the annual shareholders’ meeting that are required by law to be made available, as well as the total number of shares and voting rights outstanding, are available on the Company's website on: https://investors.nyxoah.com/shareholder-information. The documents are also available at the seat of the Company and can only be consulted by appointment made by e-mail (shareholders@nyxoah.com). Shareholders may also obtain a hard copy of these documents free of charge by sending an e-mail to shareholders@nyxoah.com. The aforementioned formalities, as well as the instructions on the Company's website and on the proxy voting forms and forms for voting by mail must be strictly observed. Various Quorum: There is no particular quorum requirement for the deliberation and voting of the decisions proposed in the agenda of the annual shareholders' meeting. Voting: Each share entitles the holder to one vote. Majority: In accordance with applicable law, the decisions proposed in the agenda of the annual shareholders’ meeting will be adopted if they are approved by a simple majority of the votes validly cast by the shareholders present or represented at the shareholders’ meeting. Personal data: The Company is responsible for the processing of personal data that it receives or collects from holders of securities issued by the Company and agents in connection with the Company’s shareholders’ meeting.

- 7 - The processing of such data will be carried out for the purpose of organizing and holding the shareholders' meeting, including convening, registration, attendance and voting, as well as maintaining lists or registers of securities holders and for purposes of analysis of the Company’s securities holders’ base. The data includes, but is not limited to, the following: identification data, the number and nature of a holder's securities issued by the Company, proxies and voting instructions. This information may also be transferred to third parties for the purpose of assisting or servicing the Company in connection with the foregoing. The processing of such data will be carried out, mutatis mutandis, in accordance with the Company's privacy notice available on the Company's website: https://www.nyxoah.com/privacy-notice-nyxoah. The Company draws the attention of holders of securities issued by the Company and agents to the description of the rights they may have as data subjects, such as, inter alia, the right of inspection, the right to rectify and the right to object to processing, which are set out in the section entitled “What rights can you exercise?” of the aforementioned privacy notice. All this is without prejudice to the applicable rules on registration, use of information and participation in shareholders’ meeting in order to exercise your rights as a data subject. For any other information relating to the processing of personal data by or on behalf of the Company, the Company can be contacted by e-mail at privacy@nyxoah.com. The board of directors